

April 29, 2024

Craig Pommells
Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087-4779

      Re: Cracker Barrel Old Country Store, Inc.
          Form 10-K for the Fiscal Year Ended July 28, 2023
          Form 8-K Filed February 27, 2024
          Response dated April 16, 2024
          File No. 001-25225

Dear Craig Pommells:

      We have reviewed your April 16, 2024 response to our comment letter and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Form 8-K Filed February 27, 2024

Exhibit 99.1 - Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27, 2024
EBITDA / Adjusted EBITDA, page 8

1.   We note from your response to our prior comment that you believe the amortization of the asset recognized from the gain on sale and leaseback transactions is not reflective of your operating performance and that the Adjusted EBITDA measure provides useful information to your investors. However, your response does not address whether the adjustment results in a change in the recognition and measurement principles required to be applied in accordance with GAAP. (Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.) We therefore reissue our comment. Please remove this adjustment from all your non-GAAP measures or tell us

why it is appropriate within the context of Question 100.04.

Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services